SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 May 2017

Solvency and Financial Condition Report
and update on current trading

Prudential plc ("Prudential") is today holding its Annual General Meeting. Prudential has also today published its 31 December 2016 Solvency and Financial Condition Reports on the Group's website.

Performance highlights for the first quarter of 2017 on a constant (and actual) exchange rate basis

●  Group new business profit1 of £856 million, up 25 per cent2,3 (up 42 per cent4)

●  Broad-based growth in Asia, with new business profit1 up 26 per cent2,3 (up 45 per cent4) to £561 million

●  US separate account assets up 5 per cent5 to $157 billion; UK PruFund assets up 11 per cent5 to £27.5 billion

●  Asset management external net inflows of £5.7 billion from M&G and Eastspring

●  Group shareholders' Solvency II surplus6 estimated at £12.4 billion; equivalent to a cover ratio of 198 per cent

Prudential has made a strong start to the year. The first three months of 2017 have seen continued positive momentum across the Group, building on the improving trends experienced in the second half of 2016. On a constant exchange rate basis, Group new business profit1 increased by 25 per cent2,3 (42 per cent on actual exchange rates), driven by Group APE sales growth of 18 per cent2,3 (33 per cent on actual exchange rates) and the overall positive effect of higher interest rates.

In Asia, we have seen continued strong, diversified growth. New business profit1 was up 26 per cent2,3 due to higher volumes and improvements in mix, with health and protection new business profit1 increasing by 31 per cent2,3.

New business performance in the period benefited from further increases in active manpower and productivity improvements in the agency channel, together with a pick-up in volume growth from all of our core bancassurance partners.

In China, continued momentum from agent recruitment, strong growth in the bank channel and increased focus on health and protection sales have seen new business profit more than double. In Hong Kong, double-digit growth in new business profit reflects similar underlying drivers, partially offset by our decision to de-emphasise sales through the broker channel. In Indonesia, sales levels are consistent with prior year and we continue to focus on improving the quality of our agency business. In Singapore, we are seeing broad growth across product and channel, while in Malaysia, we continue to build on our market-leading positions in both the conventional and takaful markets.

Eastspring's improving investment performance has continued to support external net inflows, which totalled £2.0 billion in the first three months of 2017. Combined with positive market effects, this contributed to a 9 per cent5 increase (12 per cent on actual exchange rates) in external assets under management to £42.7 billion as at 31 March 2017 (31 December 2016: £38.0 billion). Total assets under management increased to £128.8 billion7 over the period (31 December 2016: £117.9 billion).

The Group confirms it completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd., to Mirae Asset Life Insurance Co. Ltd. for consideration of KRW170 billion (equivalent to £117 million8).

In the US, we believe current regulatory developments play to Jackson's established strengths and represent a significant opportunity to access new asset pools, both within the existing $2 trillion variable annuity market and the wider adviser distributed market where assets worth an additional $14 trillion have to date been unpenetrated by variable annuities.

In the first three months, Jackson has continued to attract positive separate account net flows, totalling $1.3 billion. Including the favourable impact of market movements, separate account assets increased 5 per cent5 to $157 billion (31 December 2016: $149 billion). Total APE sales were up 19 per cent2, reflecting a modest increase in variable annuity sales to $4.5 billion and a higher level of opportunistic institutional business.

Jackson is well-prepared for the introduction of the Department of Labor's fiduciary standards, the applicability of which has now been delayed 60 days to 9 June 2017. We remain focused on working with our key distributors, confident in the strength of our product proposition in the evolving regulatory landscape.

In UK Life, we are gaining share in our chosen market segments, particularly in the emerging retirement savings marketplace, where Prudential's distinctive product offering is closely aligned to consumer needs post pension reforms and complements our established expertise, market position and distribution capabilities. Reflecting these competitive strengths, APE sales of our PruFund-backed product range were up 33 per cent in the first three months, with PruFund assets under management up 11 per cent since the start of the year to £27.5 billion.

In asset management, M&G has seen net inflows from both retail and institutional investors, totalling £3.6 billion. This result builds on the improvements in investment performance that emerged towards the end of 2016. As a result and combined with positive market effects, external assets under management increased 5 per cent5 to £144 billion at 31 March 2017. Including assets managed on behalf of Prudential's insurance businesses, M&G's total assets under management are £275 billion as at 31 March 2017, an increase of 4 per cent5. M&G announced in March that it is to set up a new legal structure and SICAV fund range in Luxembourg and a commitment to launch a new family of Luxembourg SICAV funds by March 2019, ensuring that non-UK consumers retain access to the full range of existing retail investment strategies regardless of the outcome of the trading relationship between the UK and the European Union.

The estimated Group shareholders' Solvency II capital surplus at 31 March 2017 was £12.4 billion6, equivalent to a shareholder solvency ratio of 198 per cent (31 December 2016: £12.5 billion, 201 per cent).  Solvency II surplus benefited from operational capital generation, net of market effects, of £0.7 billion and is reported after the 2016 second interim ordinary dividend of £0.8 billion.

Solvency and Financial Condition Report
Prudential has also today published its 31 December 2016 Group Solvency and Financial Condition Report and related Quantitative Reporting Templates. In addition, The Prudential Assurance Company Limited ("PAC") has published its corresponding 'solo' entity regulatory report and templates.

The regulatory templates require the shareholder Solvency II position to be consolidated with the Solvency II position of ring-fenced funds without recognising the surplus in the ring-fenced funds, and are presented before recalculation of transitional measures. On this regulatory basis, as at 31 December 2016, the Group shareholder Solvency II surplus was £12.9 billion and the UK PAC shareholder Solvency II surplus was £5.1 billion. This regulatory consolidation requirement excludes Solvency II surplus of £3.9 billion in the Group's ring-fenced funds.

Outlook
Prudential's strategy remains centred on the favourable structural opportunities in its three key regions of Asia, the US and the UK. We continue to focus on the build-out of our execution capabilities from a strong base, meeting growing demand from customers for our products and enhancing the growth prospects of the Group.

We are making good operational progress across our businesses and continue to benefit from the scale and diversity of our business platform. Prudential is extremely well-capitalised and remains highly capital-generative.

We are well positioned to continue to deliver value for both our customers and our shareholders.

1  New business profit on business sold in the period, calculated in accordance with EEV principles as defined in our Annual Report.
2  Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3  Following its reclassification to held for sale during 2016, new business results exclude the contribution of the Korea life business.
4  Growth rate on an actual exchange rate basis.
5  Percentage growth rate compared to 31 December 2016.
6  The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.4 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) include transitional measures without this recalculation.
7  Eastspring total assets under management include assets managed for internal life operations and money market funds.
8  KRW/GBP exchange rate of 1,451 at 17 May 2017 closing rate. The consideration is denominated in KRW.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

2017 financial calendar
2017 half-year results: 10 August 2017
2017 investor conference: 16 November 2017

New business performance Q1 2017 year to date

	Actual Exchange Rate						Constant Exchange Rate
	Q1 2017 £m		Q1 2016 £m		Change %		Q1 2016 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia	1,070	561	801	386	34	45	920	444	16	26
US	497	224	362	154	37	45	418	178	19	26
UK retail	340	71	275	62	24	15	275	62	24	15
Total Group	1,907	856	1,438	602	33	42	1,613	684	18	25

Asset management external funds under management
	2017 £m				2016 £m
	Q1				Q1
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net flows	Market and other movements	At 31 March 2017	At 1 January 2016	Net flows	Market and other movements	At 31 March 2016
M&G Retail	64,209	3,098	1,463	68,770	60,801	(4,108)	2,232	58,925
M&G Institutional	72,554	544	2,200	75,298	65,604	751	2,363	68,718
Total M&G	136,763	3,642	3,663	144,068	126,405	(3,357)	4,595	127,643
Eastspring	38,042	2,021	2,595	42,658	30,281	(84)	606	30,803
Total asset management	174,805	5,663	6,258	186,726	156,686	(3,441)	5,201	158,446

Reconciliation of 31 December 2016 Group Solvency II capital position published in the Annual Report to the Solvency and Financial Condition Report

	Own Funds	SCR	Surplus	Ratio
	£m	£m	£m	%
Group shareholder Solvency II capital position as disclosed in the Annual Report	24,810	12,327	12,483	201%
Remove impact of recalculating transitionals	376	(79)	455
Group shareholder Solvency II capital position	25,186	12,248	12,938	206%
Ring fenced funds consolidation of own funds limited to SCR*	5,997	5,997	-
Group Solvency II capital position as disclosed in regulatory templates	31,183	18,245	12,938	171%
* On consolidation, own funds of £9.9 billion in ring-fenced funds are restricted by £3.9 billion, to the £6.0 billion of solvency capital requirements that these own funds are covering.

Reconciliation of 31 December 2016 UK PAC Solvency II capital position published in the Annual Report to the Solvency and Financial Condition Report

	Own Funds	SCR	Surplus	Ratio
	£m	£m	£m	%
UK PAC shareholder Solvency II capital position as disclosed in the Annual Report	12,006	7,363	4,643	163%
Remove impact of recalculating transitionals	376	(79)	455
UK PAC shareholder Solvency II capital position	12,382	7,284	5,098	170%
Ring fenced funds consolidation of own funds limited to SCR	5,924	5,924	-
UK PAC Solvency II capital position as disclosed in regulatory templates	18,306	13,208	5,098	139%

Basis of Preparation
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the three months ended 31 March 2016 unless otherwise indicated.

	Average Rate *			Closing Rate
Local Currency: £	Q1 2017	Q1 2016	% Change**	Q1 2017	Q1 2016	% Change**
Hong Kong	9.62	11.12	16%	9.72	11.15	15%
Indonesia	16,541.10	19,346.26	17%	16,662.87	19,058.60	14%
Malaysia	5.51	6.00	9%	5.53	5.61	1%
Singapore	1.75	2.01	15%	1.75	1.94	11%
US	1.24	1.43	15%	1.25	1.44	15%
*    Average rate is for the 3 month period to 31 March.
**             Change represents the appreciation of local currency against GBP.

The valuation of EEV new business profit for the first three months of 2017 represents post-tax profit determined under the methodology as set out in our 2016 Full Year Financial Report. The non-economic assumptions applied are consistent with those at 31 December 2016 other than for the reduction in the UK corporation tax rate to 17 per cent effective from 1 April 2020, for which the impact on new business profit is not material.

The key economic assumptions are as follows:

	Risk discount rate %		Government bond yield %
	31 Mar 2017	31 Mar 2016	31 Mar 2017	31 Mar 2016
Asia operations:1
Hong Kong2	3.8	3.3	2.4	1.8
Indonesia	11.0	11.7	7.2	7.8
Malaysia	6.7	6.3	4.2	3.8
Singapore	4.1	3.5	2.3	1.8
US operations: Variable Annuity1	6.8	6.3	2.4	1.8
UK operations:3,4	4.6	5.1	1.6	2.0
1  For Asia and US operations the risk-free rates shown are 10-year government bond yields.
2   For Hong Kong the assumptions shown are for US dollar-denominated business.
3  For UK business, following the implementation of Solvency II on 1 January 2016, the risk-free rate is based on a yield curve.
4   Mostly relates to with-profits business.

The Solvency II estimate at 31 March 2017 has been prepared on a consistent basis with that set out in the 2016 Annual Report under 'Additional Unaudited Financial Information' Section II (c), which should be read in conjunction with the 'Risk Factors' also set out in the 2016 Annual Report.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers. It has £599 billion of assets under management (as at 31 December 2016). Prudential plc is incorporated in England and Wales and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in the Annual Report.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer